UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 29, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION
BBVA has filed with the Securities and Exchange Commission (SEC) in the USA the
attached information included in the renewal of the automatic shelf Form F-3
(Registration statement for securities of certain foreign private issuers).
Madrid, June 29th 2010

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

RELEVANT INFORMATION

BBVA has filed with the Securities and Exchange Commission (SEC) in the USA the
attached information included in the renewal of the automatic shelf Form F-3
(Registration statement for securities of certain foreign private issuers).

Madrid, June 29th 2010

CONSOLIDATED CAPITALIZATION AND INDEBTEDNESS OF THE BBVA GROUP

The following table sets forth the capitalization and indebtedness of the BBVA
Group on an unaudited consolidated basis in accordance with EU-IFRS required to be applied under Circular 4/2004 as of April 30, 2010
                                                            As of
                                                       April 30, 2010
                                                     (millions of euros)
                                                         (unaudited)
Outstanding indebtedness(1)
    Short-term indebtedness(2)                                     44,085
    Long-term indebtedness                              75,599
       Of which: Preferred securities(3)               5,255
Total indebtedness(4)                                     119,684

Stockholders’ equity
    Ordinary shares, nominal value €0.49 each               1,837
    Ordinary shares held by consolidated companies          447    27,134
    Reserves
    Dividends   —
    Valuation adjustments                                             528
    Net income attributed to the BBVA Group(5)                      1,730
Total shareholders’ equity                             31,675

Minority interest                                       1,279
Total capitalization and indebtedness                            152,638

(1) No third party has guaranteed any of the debt of the BBVA Group.
(2) Includes all outstanding promissory notes and bonds, debentures and subordinated debt (including preferred securities) with a remaining maturity of up to one year as of April 30, 2010.
(3) Under EU-IFRS required to be applied under Circular 4/2004, preferred securities, such as the preferred securities described in this prospectus, are accounted for as subordinated debt. Nonetheless, for Bank of Spain regulatory capital purposes, such preferred securities are treated as Tier 1 capital instruments.
(4) 35% of the BBVA Group’s indebtedness was secured as of April 30, 2010.
(5) For the period from January 1, 2010 to April 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/29/2010	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative